SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
      TO RULE 13d-1(a) AND AMENDED THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)*

                            SECURITY BIOMETRICS, INC.
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                         (Title of Class of Securities)

                                   81412P 20 5
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                                 (CUSIP Number)

                                Gerard E. Munera
                              19 Cobb Island Drive
                               Greenwich, CT 06830
                                 (203) 869-7268
 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  June 24, 2004
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

_____________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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
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CUSIP No. 81412P 20 5                                13D                        Page 2 of 6 Pages
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

1    Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (entities only)

                                 Gerard E. Munera
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2    Check the Appropriate Box if a Member of a Group                       (a)  [    ]
                                                                            (b)  [    ]
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
3    SEC Use Only
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
4    Source of Funds (See Instructions)

                                 OO (See Item 3)
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
5    Check if Disclosure of Legal Proceeding is Required Pursuant to
     Items 2(d) or 2(e) [    ]
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
6    Citizenship or Place of Organization

                                    U.S. Citizen
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
NUMBER OF SHARES            7    Sole Voting Power
BENEFICIALLY OWNED
BY EACH REPORTING                                              227,000
PERSON WITH                 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                            8    Shared Voting Power

                                                             1,638,936
                            - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                            9    Sole Dispositive Power

                                                               227,000
                            - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                            10   Shared Dispositive Power

                                                             1,638,936
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
11   Aggregate Amount Beneficially Owned by Each Reporting Person

                                 1,865,936
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12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [    ]
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
13   Percent of Class Represented by Amount in Row (11)

                                 25.48%
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14   Type of Reporting Person (See Instructions)

                                 IN


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CUSIP No. 81412P 20 5                                13D                        Page 3 of 6 Pages
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1    Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (entities only)

                                 Synergex Group LLC
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2    Check the Appropriate Box if a Member of a Group                       (a)  [    ]
                                                                            (b)  [    ]
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3    SEC Use Only
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4    Source of Funds (See Instructions)

                                 OO (See Item 3)
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5    Check if Disclosure of Legal Proceeding is Required Pursuant to
     Items 2(d) or 2(e) [    ]
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
6    Citizenship or Place of Organization
                      Connecticut Limited Liability Company
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NUMBER OF SHARES            7    Sole Voting Power
BENEFICIALLY OWNED
BY EACH REPORTING                                                    0
PERSON WITH                 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                            8    Shared Voting Power

                                                             1,638,936
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                            9    Sole Dispositive Power

                                                                     0
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                            10   Shared Dispositive Power

                                                            1,638,936
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
11   Aggregate Amount Beneficially Owned by Each Reporting Person

                                 1,638,936
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [    ]
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
13   Percent of Class Represented by Amount in Row (11)

                                 22.38%
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14   Type of Reporting Person (See Instructions)

                                 OO  (Limited  Liability  Company)
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          This Amendment No. 1 amends the Schedule 13D filed by the Reporting
Persons with the Securities and Exchange Commission (the "Commission") on July
11, 2003 and is being filed with the Commission pursuant to Rule 13d-2(a)
promulgated under the Securities Exchange Act of 1934, as amended. Except as specifically amended by this Amendment No. 1, the Schedule 13D, as heretofore amended, remains in full force and effect.

Item 1. Security and Issuer.

Item 1 is hereby amended by deleting the section and replacing it with the following:

          This statement (this "Statement") relates to the common stock, par value $0.001 per share ("Common Stock") of Security Biometrics, Inc., a Nevada corporation ( the "Issuer"). The principal executive offices of the Issuer are located at 500 Fifth Avenue, Suite 1650, New York,
          NY 10110.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by inserting the following at the end thereof:

          In June 2004, the Issuer effected a 20 for 1 reverse stock split. The share amounts referenced above in this Item 3 reflect the pre-reverse-split amount.

          On June 24, 2004, Synergex and the Issuer entered into a settlement with respect to the amounts due and owing to Synergex under a loan agreement between the Issuer and Synergex entered into in connection with the purchase of Lightec Communication by the Issuer in June of 2002. Under the terms of the settlement, Synergex purchased 436,936 shares of common stock in the Issuer at $2.00 per share, and surrendered a note evidencing $970,968 owed to Synergex pursuant to a loan agreement.

Item 4. Purpose of Transaction.

Item 4 is hereby amended by inserting the following at the end of the second to last paragraph thereof:

          In June 2004, the Issuer effected a 20 for 1 reverse stock split. The share amounts referenced above in this Item 4 reflect the pre-reverse-split amount.

          On June 24, 2004, Synergex and the Issuer entered into a settlement with respect to the amounts due and owing to Synergex under a loan agreement between the Issuer and Synergex entered into in connection with the purchase of Lightec Communication by the Issuer in June of 2002. Under the terms of the settlement, Synergex purchased 436,936 shares of common stock in the Issuer at $2.00 per share, and surrendered a note evidencing $970,968 owed to Synergex pursuant to a loan agreement.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended by replacing sections (a) and (b) with the following:

          (a) As of the date of this Statement, Gerard beneficially owns
1,865,936 or 25.48% shares of Common Stock of the Issuer which includes
(i)1,638,936 shares owned by Synergex of which Gerard is the Managing Member of and owns a 17.194% equity interest in Synergex, and (ii) a currently exercisable warrant to purchase 400,000 shares of Common Stock of the Issuer owned by Synergex. Such beneficial ownership percentage is based upon 7,323,514 shares of Common Stock of the Issuer issued and outstanding as of the date of this Statement.

          As of the date of this Statement, Synergex beneficially owns 1,638,936 or 22.38% shares of Common Stock of the Issuer. Such beneficial ownership percentage is based upon 7,323,514 shares of Common Stock of the Issuer issued and outstanding as of the date of this Statement.



          (b) Gerard has sole disposition and voting power with respect to 227,000 shares of Common Stock of the Issuer and shares investment and voting power with respect to 1,638,936 shares of Common Stock of the Issuer held by Synergex of which he is the Managing Member and directly owns 17.194% of the equity interest. The remaining equity interest in Synergex is held by Gerard's wife (17.194%) and by his four adult children (65.612% in the aggregate).

          Synergex shares with Gerard investment and voting power with respect to the 1,638,936 shares of Common Stock of the Issuer which Synergex owns.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by inserting the following at the end thereof:

          In June 2004, the Issuer effected a 20 for 1 reverse stock split. The share amounts referenced above in this Item 6 reflect the pre-reverse-split amount.

          On June 24, 2004, Synergex and the Issuer entered into a settlement with respect to the amounts due and owing to Synergex under a loan agreement between the Issuer and Synergex entered into in connection with the purchase of Lightec Communication by the Issuer in June of 2002. Under the terms of the settlement, Synergex purchased 436,936 shares of common stock in the Issuer at $2.00 per share, and surrendered a note evidencing $970,968 owed to Synergex pursuant to a loan agreement.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended by inserting the following at the end thereof:

Exhibit 9. Share Purchase Agreement, dated as of June 23, 2004, between Security Biometrics, Inc. and Synergex Group LLC.

Exhibit 10. Joint Filing Agreement between Gerard E. Munera and Synergex Group
            LLC, dated July 1, 2004

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                                    SIGNATURE

          After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    July 1, 2004

                                  /s/ Gerard E. Munera

                                  --------------------------------
                                  Gerard  E.  Munera




                                  Synergex Group LLC

                                        By:   Gerard E. Munera

                                              /s/ Gerard  E.  Munera

                                              ----------------------------------
                                              Name: Gerard E. Munera
                                              Title: Managing Member